UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WALGREEN CO.

(Name of Issuer)

Common Stock, par value $0.078125 per share

(Title of Class of Securities)

931422109

(CUSIP Number)

Simone Retter

Alliance Santé Participations S.A.

14, avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

+ 352 27 99 01 03

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 931422109	13D

1	Name of Reporting Person Alliance Santé Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 72,841,856
	8	Shared Voting Power
	9	Sole Dispositive Power 72,841,856
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,841,856
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.7% *
14	Type of Reporting Person (See Instructions) CO

* This calculation is based on 941,857,612 shares of Common Stock, par value $0.078125 per share, outstanding, calculated as the sum of (i) 858,464,942 shares of Common Stock outstanding as of May 31, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q/A for the quarterly period ended May 31, 2012, filed by the Issuer with the Securities and Exchange Commission on July 12, 2012 and (ii) 83,392,670 shares of Common Stock issued on August 2, 2012 in connection with the closing of the acquisition by the Issuer of 45% of the share capital of Alliance Boots GmbH.

CUSIP No. 931422109	13D

1	Name of Reporting Person NEWCIP S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 72,841,856
	8	Shared Voting Power
	9	Sole Dispositive Power 72,841,856
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,841,856
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.7% *
14	Type of Reporting Person (See Instructions) CO

* This calculation is based on 941,857,612 shares of Common Stock, par value $0.078125 per share, outstanding, calculated as the sum of (i) 858,464,942 shares of Common Stock outstanding as of May 31, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q/A for the quarterly period ended May 31, 2012, filed by the Issuer with the Securities and Exchange Commission on July 12, 2012 and (ii) 83,392,670 shares of Common Stock issued on August 2, 2012 in connection with the closing of the acquisition by the Issuer of 45% of the share capital of Alliance Boots GmbH.

CUSIP No. 931422109	13D

1	Name of Reporting Person Stefano Pessina
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, PF
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Monaco
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 72,841,856
	8	Shared Voting Power
	9	Sole Dispositive Power 72,841,856
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,841,856
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.7% *
14	Type of Reporting Person (See Instructions) IN

* This calculation is based on 941,857,612 shares of Common Stock, par value $0.078125 per share, outstanding, calculated as the sum of (i) 858,464,942 shares of Common Stock outstanding as of May 31, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q/A for the quarterly period ended May 31, 2012, filed by the Issuer with the Securities and Exchange Commission on July 12, 2012 and (ii) 83,392,670 shares of Common Stock issued on August 2, 2012 in connection with the closing of the acquisition by the Issuer of 45% of the share capital of Alliance Boots GmbH.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $.078125 per share (“Common Stock”), of Walgreen Co., an Illinois corporation (the “Issuer”). The principal executive offices of the Issuer are located at 108 Wilmot Road, Deerfield, Illinois  60015.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed by (i) Alliance Santé Participations S.A., a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 51280 (“ASP”), (ii) NEWCIP S.A., a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 123006 (“NEWCIP”), and Stefano Pessina, a citizen of Monaco (“Pessina”).  ASP, NEWCIP and Pessina are collectively referred to as the “Reporting Persons.”

The shares of Common Stock reported as beneficially owned by the Reporting Persons are held of record by ASP.  NEWCIP is the sole shareholder of ASP and Pessina holds 100% voting control over NEWCIP.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship of each director of ASP and NEWCIP.  Neither ASP nor NEWCIP has any executive officers.

(b)  The principal business address of ASP and NEWCIP is at 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.  The residential address of Pessina is at 44, boulevard d’Italie, Monte Carlo, 98000 Monaco.

(c)  The principal business of ASP and NEWCIP is the holding of investments.  The principal business occupation of Pessina is as the Executive Chairman of Alliance Boots GmbH, a private limited liability company incorporated under the laws of Switzerland, having its registered office at Baarerstrasse 94, CH 6300 Zug, Switzerland and registered with the Registry of Companies and Commerce of the Canton of Zug under No. CH-170.4.007-953-1 (“Alliance Boots”).  Pessina is also a director of the Issuer.

(d), (e)  During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)  Each of ASP and NEWCIP are incorporated under the laws of Luxembourg.  Pessina is a citizen of Monaco.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons beneficially owns 72,841,856 shares of Common Stock.  These shares were acquired in connection with the sale to the Issuer of 45% of the issued and outstanding share capital of Alliance Boots by AB Acquisitions Holdings Limited, a private limited liability company incorporated in Gibraltar (“Gibco”) and Barclays Wealth Trustees (Guernsey) Limited, acting on behalf of certain managers participating in the Alliance Boots Management Equity Plan (the “MEP Trustee”), in exchange for $4,025 million in cash (the “Cash Consideration”) and a total of 83,392,670 shares of Common Stock, having an original issuance price of $31.1778 per share (the “Stock Consideration” and together with the Cash Consideration, the “Purchase Proceeds”), pursuant to and in accordance with the Purchase and Option Agreement (the “Purchase Agreement”), dated June 18, 2012, by and among the Issuer, Alliance Boots and Gibco (the “Transaction”).  The Transaction closed on August 2, 2012.  ASP holds of record 50% of the voting power and approximately 32.4% of the share capital of Gibco.  Immediately prior to the closing of the Transaction, Gibco held 99.0% of the share capital of Alliance Boots and the MEP Trustee held 1.0% on behalf of the managers participating in the Alliance Boots Management Equity Plan.

A total of 72,103,713 shares of Common Stock were acquired by ASP on August 2, 2012 in connection with the immediate and contemporaneous return of the Purchase Proceeds by Gibco to its investors, as the result of: (i) the redemption by Gibco of securities representing part of ASP’s original investment in Gibco in exchange for 66,724,106 shares of Common Stock; (ii) the redemption by Gibco of securities issued in respect of a further cash investment of $167,718,410 by ASP on August 1, 2012 in exchange for 5,379,418 shares of Common Stock, or $31.1778 per share of Common Stock; and (iii) the purchase of 189 shares of Common Stock for a purchase price of $5,893, or $31.1778 per share of Common Stock, from Alliance Sprint Holdings Ltd, an affiliate of ASP which had received such shares of Common Stock in connection with the return of Purchase Proceeds by Gibco to an investor in which Alliance Sprint Holdings Ltd holds a limited partner interest.

In addition, on August 2, 2012, on the closing of the Transaction, ASP received 738,143 shares of Common Stock as part of the Stock Consideration paid by the Issuer to acquire its direct interest in shares of Alliance Boots sold on its behalf by the MEP Trustee, which interests had been assigned by Pessina, a participant in the Alliance Boots Management Equity Plan, to ASP on July 30, 2012 for the purchase price of $23,013,675, or $31.1778 per share of Common Stock.

The additional cash investment made by ASP in Gibco on August 1, 2012 and the purchase price paid to acquire the 189 shares of Common Stock from Alliance Sprint Holdings Ltd and Pessina’s interests in the Alliance Boots Management Equity Plan were financed from the personal funds of Pessina, the existing working capital of ASP and its affiliates and ASP’s unconfirmed credit facility for an amount of $80,215,783.24 granted on its account at HSBC Private Bank, on which it pays interest equal to 1-week LIBOR plus 20 basis points.

The information required by this Item with respect to the persons listed in Annex A is described therein and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

The Reporting Persons currently intend to hold the shares of Common Stock for the long term.  However, the Reporting Persons will review on an ongoing and continuing basis their investment in the Issuer. Depending upon the factors discussed below, the Reporting Persons (subject to applicable law and contractual restrictions described herein) may acquire additional shares of Common Stock or other securities of the Issuer or may sell shares of Common Stock or other securities of the Issuer.  Further, subject to applicable law, the Reporting Persons may enter into derivative transactions or alternative structures with respect to the shares of Common Stock or the economic or voting rights attached thereto.  Subject to applicable law, any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the

Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

In his capacity as a director of the Issuer, Mr. Pessina may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.  As part of the ongoing evaluation of this investment and investment alternatives, Mr. Pessina may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

While none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Annex A hereto, has any specific plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons or persons listed in Annex A hereto may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 941,857,612 shares of Common Stock, par value $0.078125 per share, outstanding, calculated as the sum of (i) 858,464,942 shares of Common Stock outstanding as of May 31, 2012, as reported by the Issuer on its Quarterly Report on Form 10-QA for the quarterly period ended May 31, 2012, filed by the Issuer with the Securities and Exchange Commission on July 12, 2012 and (ii) 83,392,670 shares of Common Stock issued on August 2, 2012 in connection with the closing of the Transaction.

(a) As a result of the Transaction and the other transactions described elsewhere in this Schedule 13D, each of the Reporting Persons may be deemed to beneficially own a total of 72,841,856 shares of Common Stock, representing approximately 7.7% of the total number of shares of Common Stock outstanding.  The number of shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(b) Each of the Reporting Persons has the sole power to vote and dispose of the 72,841,856 shares of Common Stock that it or he beneficially owns.  The information with respect to the voting and dispositive power of the shares beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(c)  Other than as described elsewhere in this Schedule 13D, the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto have effected no transactions in shares of Common Stock in the past 60 days.

(d)  Other than the Reporting Persons and the persons listed in Annex A hereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities or, to the knowledge of the Reporting Persons, the securities of the persons listed in Annex A hereto, respectively.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the Transaction, (i) the Issuer, Kohlberg Kravis Roberts & Co. L.P., KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited (the “KKR Investors”), Pessina and ASP (collectively, the “SP Investors”) and certain other direct or indirect shareholders of Alliance Boots receiving Common Stock in the Transaction (together with the KKR Investors and the SP Investors, the “Investors”) entered into the Shareholders Agreement, dated as of August 2, 2012, described below, regarding, among other things, certain rights and obligations of the Investors as shareholders of the Issuer (the “Issuer Shareholders Agreement”).

In general, the Issuer Shareholders Agreement provides, among other things, that until (i) the SP Investors beneficially own less than 5% of the shares of Common Stock and (ii) Pessina is no longer serving as the Executive Chairman or the Chief Executive Officer of Alliance Boots (or, notwithstanding such title, is no longer actively involved in an operational and managerial capacity in the business activities and operational decisions of Alliance Boots, the Issuer or their respective subsidiaries), the SP Investors will be entitled to designate one nominee (the “SP Investor Designee”) to the Board of Directors of the Issuer for inclusion in the Issuer’s slate of directors.  For so long as Pessina is Executive Chairman or the Chief Executive Officer of Alliance Boots (or, notwithstanding the absence of such title, remains actively involved in an operational and managerial capacity in the business activities and operational decisions of Alliance Boots, the Issuer or their respective subsidiaries), Pessina shall be the SP Investor Designee.

Until (i) no SP Investor Designee is serving on the Board of Directors of the Issuer and the SP Investors shall no longer have, or shall have irrevocably waived, any right to designate any SP Investor Designee and (ii) Pessina is no longer serving as the Executive Chairman or the Chief Executive Officer of Alliance Boots (or, notwithstanding the absence of such title, is no longer actively involved in an operational and managerial capacity in the business activities and operational decisions of Alliance Boots, the Issuer or their respective subsidiaries), the SP Investors have agreed to vote all of their shares of Common Stock in accordance with the Issuer Board’s recommendation on matters submitted to a vote of the Issuer’s shareholders (including with respect to the election of directors).

In addition, the Issuer Shareholders Agreement contains a lock-up provision that prohibits the SP Investors from transferring their shares of Common Stock (subject to certain exceptions for permitted transfers) until the earlier to occur of (i) the death or permanent disability of Pessina, (ii) the closing of the acquisition of the remaining 55% of the share capital of Alliance Boots by the Issuer and (iii) the termination of the Purchase Agreement according to its terms without the Issuer acquiring the remaining 55% of Alliance Boots.  After the expiration of the lock-up restrictions, the Investors, including the SP Investors, are permitted to transfer their shares of Common Stock, subject to certain volume limitations and certain other restrictions.  The Issuer Shareholders Agreement provides the Investors, including the SP Investors, with demand, “piggyback” and shelf registration rights with respect to the Investors’ shares of Common Stock, which rights are exercisable after the expiration of the lock-up restrictions.  The Issuer Shareholders Agreement also contains certain standstill provisions that in general, and subject to certain exceptions, prohibit the SP Investors from beneficially owning more than 95 million shares of Common Stock before the date on which the Issuer acquires the remaining 55% of the share capital of Alliance Boots and more than 167 million shares of Common Stock if and after the Issuer acquires the remaining 55% of the share capital of Alliance Boots, provided that neither limit shall restrict any SP Investor from purchasing additional shares of Common Stock through the reinvestment of dividends paid on such SP Investor’s shares of Common Stock.

The Issuer Shareholders Agreement contains certain restrictions on the ability of Pessina, the other Reporting Persons and their affiliates from competing with the Issuer.

The foregoing descriptions are qualified in their entirety by reference to the Purchase Agreement and the Issuer Shareholder Agreement, both of which are incorporated by reference as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1.                                       Purchase and Option Agreement, dated as of June 18, 2012, by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on June 19, 2012 (file number 001-00604)).

2.                                       Shareholders Agreement, dated as of August 2, 2012, by and among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer on August 6, 2012 (file number 001-00604)).

3.                                       Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of  the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ALLIANCE SANTE PARTICIPATIONS S.A.

/s/ Stefano Pessina
Name: Stefano Pessina Title: Administrateur (Director)

NEWCIP S.A.

/s/ Stefano Pessina
Name: Stefano Pessina Title: Administrateur (Director)

/s/ Stefano Pessina
STEFANO PESSINA

Date: August 7, 2012

ANNEX A

Jean-Paul Goerens

Director of ASP and NEWCIP.

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Lawyer.

Employer: Self-employed.

Beneficial Ownership of Walgreen Co.: 23,493 shares; approximately 0.0% of outstanding shares. (1)(2)

Simone Retter

Director of ASP and NEWCIP.

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Lawyer.

Employer: Self-employed.

Beneficial Ownership of Issuer: 23,493 shares; approximately 0.0% of outstanding shares. (1)(2)

Ornella Barra

Director of ASP and NEWCIP.

Residential Address: 44, boulevard d’Italie, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Chief Executive Officer, Alliance Healthcare.

Employer:  Alliance Boots Group.

Beneficial Ownership of Issuer: 661,351 shares; approximately 0.1% of outstanding shares (1)(3)

(1)   Ownership percentages are based on 941,857,612 shares of Common Stock, which includes 858,464,942 shares of the Issuer’s Common Stock outstanding as of May 31, 2012 as set forth in the Quarterly Report on Form 10-Q/A filed by the Issuer with the Securities and Exchange Commission on July 12, 2012, and the issuance of 83,392,670 shares of Common Stock to ASP and third parties on August 2, 2012.

(2)   Shares of Common Stock beneficially owned are held of record by SJ Ventures Ltd which acquired the shares of Common Stock as a return of Purchase Proceeds by Gibco contemporaneous with the Transaction in respect of its indirect investment in Gibco.  Mr. Goerens and Ms. Retter share voting and dispositive power with respect to the shares of Common Stock held by SJ Ventures Ltd.

(3)   Shares of Common Stock beneficially owned are held of record by Ms. Barra who acquired them as follows: (i) 295,257 shares of Common Stock as part of the Stock Consideration paid by the Issuer to acquire her direct interest in shares of Alliance Boots sold on her behalf by the MEP Trustee in connection with Ms. Barra’s participation in the Alliance Boots Management Equity Plan, and (ii) 366,094 shares of Common Stock as a return of Purchase Proceeds by Gibco contemporaneous with the Transaction in respect of Ms. Barra’s indirect investment in Gibco.  Ms. Barra has sole voting and dispositive power with respect to the shares of Common Stock she holds.

EXHIBIT INDEX

1.                                       Purchase and Option Agreement by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co., dated as of June 18, 2012 (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on June 19, 2012 (file number 001-00604)).

2.                                       Shareholders Agreement, dated as of August 2, 2012, among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer on August 6, 2012 (file number 001-00604)).

3.                                       Joint Filing Agreement.